SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending March 24, 2005

GlaxoSmithKline plc

(Name of registrant)
980 Great West Road,
Brentford,
Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

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Annual Review 2004

New challenges

New thinking

GlaxoSmithKline

Do more, feel better, live longer

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The world is changing...

Today's global healthcare challenges mean that new thinking is called for by the pharmaceutical industry

Healthcare funding crisis

The demand for quality healthcare is growing faster than governments' and healthcare purchasers' ability to support it. GSK's challenge is to deliver innovative and affordable medicines that meet the real and unmet needs of people burdened by disease. By working closely with patient groups, we are able to tailor our development process to better meet patient needs and maximise the effectiveness of our R&D expenditure.

R&D productivity

It is getting more difficult and taking longer – currently an average of 12 years – to develop new medicines. Despite a substantial increase in global R&D expenditure, fewer novel medicines were launched in 2003 than at any time during the last 20 years. GSK's challenge is to discover new medicines faster and more economically. In recent years, we have transformed our R&D function. The result has been a nearly 80% increase in the number of New Chemical Entities in our pipeline, which is now one of the largest in our industry.

Access to medicines

In the developing world, where infectious diseases present an enormous burden, there is an urgent need for medicines but a lack of resources to pay for them. GSK is the only company that is developing medicines and vaccines to treat all three of the World Health Organization's top priority diseases: malaria, tuberculosis and HIV/AIDS. In 2004, GSK shipped 33 million tablets of preferentially-priced *Combivir* (GSK's HIV treatment) to Africa.

Transparency

Today, physicians, patients, stakeholders and investors quite rightly demand greater levels of transparency about the safety and efficacy of medicines. In 2004, GSK started publishing its clinical trial data on the internet for anyone to access. We are the first pharmaceutical company to offer this level of transparency. We have also increased the information made available through our reporting and on our corporate website (www.gsk.com).

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And we’re changing too...

GSK recognises the implications of today’s changing world. We are committed to embracing change, turning challenges into opportunities and new thinking into new ways of working

In the past four years, we have transformed our R&D function, introducing innovative ways of working, and advanced technology and automation to help us discover and develop medicines and vaccines more efficiently and effectively.

We have sharpened our operations, introducing operational excellence programmes, streamlining our processes, building partnerships with our stakeholders, and focusing on the unmet needs of patients.

And we have invested in the communities in which we operate, developing medicines for the developing world, supporting community health education programmes, donating medicines, and introducing preferential pricing for those in need.

This is an ongoing challenge, and much remains to be done. We are committed to participating in the debate on healthcare reform and playing our part in addressing the key issues.

This Annual Review explains how GSK is embracing change and how our efforts are delivering results.

Front cover We have chosen the image of a pill for our front cover because it is the essence of what we do: discovering, developing, manufacturing and delivering medicines to the people who need them. And that will not change. It also represents the global nature of our business and our global responsibility to provide access to medicines for both the developed and developing world.	Contents
	02	Chairman’s and CEO’s statement	14	Business operating review
	03	Highlights of the year	18	The Board
	04	So what is the big challenge?	19	The Corporate Executive Team
	06	Transforming R&D	20	Summary remuneration report
	08	Delivering the pipeline	23	Corporate governance
	10	Sharpening our operations	25	Summary financial statements
	12	Contributing to society	27	Shareholder information

New challenges, new thinking	GSK Annual Review 2004 1

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Chairman’s and CEO’s Statement

We knew 2004 would be a challenging year for GSK and we
are pleased to report that we have achieved our financial and business objectives

All percentage growth rates are at constant
exchange rates (CER), unless otherwise stated.
See ‘Business operating review’ page 15

In our last Annual Review, we predicted that 2004 would be a challenging year as we felt the full impact of generic competition to Paxil and the introduction of generic Wellbutrin. GSK managed this year well, thanks to the underlying strength of the business. In fact, GSK is a much stronger company today than it was a year ago.

Our broad-based portfolio of fast-growing products and continued focus on controlling costs enabled us to absorb the loss of more than £1.5 billion of business to generics and still achieve a 1% increase in global pharmaceutical sales. Turnover of £20 billion grew 1% at constant exchange rates (CER), and we achieved our guidance of earnings per share (EPS) at least in line with business performance EPS in 2003 (at CER). Our EPS grew 2% to 75p in 2004.

In 2005, we expect to see faster growth with an EPS percentage CER growth in the low double-digit range on an International Financial Reporting Standards (IFRS) basis. This is being driven by the strong growth of key products and continuing efficiencies in our operations. Our most exciting phase of growth will come when the new compounds and vaccines currently in development start contributing to our performance over the next few years.

GSK has one of the largest and most promising pipelines in the industry, with 140 projects in clinical development (as at the end of February 2005), including 88 New Chemical Entities (NCEs), 32 Product Line Extensions and 20 vaccines. Of these compounds, 43 NCEs have moved into Phase II trials, including compounds to treat HIV, diabetes, blood disorders and multiple sclerosis, and data on at least 15 of these are expected during 2005. In 2005, we also anticipate the launch of six new products, including Rotarix for rotavirus, Vesicare for overactive bladder, Boniva for osteoporosis, Avandaryl for diabetes, Requip for restless legs syndrome and Entereg for post-operative bowel disorders.

Our pipeline is focused on developing new medicines and vaccines to treat diseases of unmet medical need, such as cancer and Alzheimer’s disease. Many of these have the potential to be important new products. For example, we believe that Cervarix, our promising vaccine candidate against cervical cancer, has the potential to make a major contribution to healthcare globally and to become our best-selling vaccine. We expect to file Cervarix in the European Union and international markets in 2006.

Great opportunities lie ahead of us. This year, we will work to ensure a greater understanding by key stakeholders of the value of innovative medicines. We will continue our contribution to finding a solution to the healthcare funding crisis, and we will seek new ways of improving access to our medicines for the people who need them most but are least able to pay for them. Our Corporate Responsibility Principles continue to guide the way we do business. A separate 2004 Corporate Responsibility Report (available from the GSK website) explains progress against these Principles during the year.

Acknowledgements
We acknowledge with gratitude the contribution of Sir Christopher Hogg and Sir Peter Job, who retired from the Board at the end of 2004. Sir Christopher chaired GSK through a period that saw the Company derive the full benefits of the merger and meet the challenges caused by the loss of patent protection on major products.

John Coombe, Chief Financial Officer, will retire from the Board of GSK on 31 March 2005. John has served GSK and its predecessor companies in an exemplary manner for more than 18 years, playing a major role in guiding the Company through the post-merger period and establishing GSK as a leader within the global pharmaceutical industry.

We thank all three departing directors for their substantial contributions to GSK and wish them well for the future.

2 GSK Annual Review 2004	New challenges, new thinking

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HIGHLIGHTS OF THE YEAR

GSK'S BUSINESS STRATEGY

GSK's business strategy – developed in 2001 at the time of the merger – is delivering results:

- To build the best **product pipeline** in the industry
- To achieve **commercial and operational excellence**
- To improve **access to medicines** for those who cannot afford them
- To make GSK the best place for the **best people** to do their best work
- To contribute to **investment in communities** around the world
- To ensure our business decisions take into consideration **ethical, social and environmental concerns**

CARING FOR THE ENVIRONMENT

7%

decrease in greenhouse gas emissions per unit sales

FINANCIAL PERFORMANCE

£20bn

Total turnover grew 1% despite a £1.5 billion loss of sales to generics

£6bn

Profit before tax grew 2%

75p

Earnings per share grew 2% in 2004, in line with our earnings guidance

2nd

largest pharmaceutical company in the world

PRODUCT PIPELINE

140 **projects in clinical development**

Our promising product pipeline is one of the largest in the industry

£8m **spent each day on R&D**

GSK spends more on R&D than any other UK company

Nearly 80%

increase in New Chemical Entities (NCEs) in pipeline since merger

BEST PEOPLE

82%

of managers surveyed believe that GSK employees are committed and enabled to make meaningful contributions

83%

of managers surveyed are "proud to be part of GSK" and 77% would "gladly refer a friend or family member to work for GSK"

ACCESS TO MEDICINES

More than 475,000

patients have access to GSK's medicines mostly free of charge, through the US Patient Assistance Program

More than 85m

people protected from lymphatic filariasis with GSK-donated albendazole

£50m

value of donated medicines

33m

preferentially-priced *Combivir* tablets (HIV treatment) shipped to Africa

COMMERCIAL & OPERATIONAL EXCELLENCE

£500m

12 GSK products achieved sales of more than £500 million in 2004

£2.5bn

sales of *Seretide/Advair* (up 19%) – GSK's largest product and the world's sixth largest pharmaceutical product

250/50
ADVAIR

INVESTMENT IN COMMUNITIES

Method of giving

(including US Patient Assistance Program)

5%
Management costs
1%
In kind
15%
Cash
79%
Product

Value of global community investment activities

£328m

5.4% of profit before tax

£21m

Health programmes and activities

£18m

Education programmes and activities

New challenges, new thinking. GSK Annual Review 2004 3

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So what is the big challenge?

An interview with JP Garnier, Chief Executive Officer

“ Ultimately, it is the crisis of healthcare financing and
pricing pressures largely due to ageing populations
in the developed world”

What is the main challenge facing the pharmaceutical industry and how is GSK responding to it?
JPG. Ultimately, it is the crisis of healthcare financing and pricing pressures largely due to ageing populations in the developed world. An increasing ageing population means that there is an increasing demand for new medicines to treat chronic and degenerative diseases.

While this presents an opportunity for GSK and other pharmaceutical companies, it is also placing a financial burden on governments and healthcare purchasers that is growing faster than their ability to support it. In the developing world, where infectious diseases present an enormous burden, there is an urgent need for medicines but a lack of resources to pay for them.

Therefore, GSK’s challenge is to deliver affordable medicines that meet the needs of people burdened by disease. To do this, we must continue to build partnerships with governments and healthcare purchasers, and other external stakeholders. They need to understand the scale, complexity and cost of research and development, and we need to work with them to find new solutions to funding.

How healthy is GSK’s pipeline of potential new medicines?
JPG. We currently have 54 New Chemical Entities (NCEs) in Phases II and III (late stage) clinical trials, and have achieved good results over the last few months from studies of some of our key compounds, including Lapatinib for cancer and Cervarix, a vaccine against cervical cancer. A lot remains to be done, of course, and there will always be some pipeline attrition, but we are making good progress. We believe we have one of the largest and most promising pipelines in the industry - in fact, the number of NCEs in the pipeline has increased by nearly 80% since the merger.

In 2005, data are expected on at least 15 products and vaccines in Phase II clinical trials, including compounds to treat HIV, diabetes, blood disorders and multiple sclerosis.

In the meantime, can GSK continue to deliver strong performance?
JPG. We have been able to stay on track financially because of the performance of our key pharmaceutical products, such as Seretide/Advair and Avandia. We have also done very well with products such as Coreg for heart failure and Lamictal for epilepsy and bipolar disorder, Valtrex for genital herpes and our vaccines business. These products grew 22% in 2004.

In September 2004, GSK was ranked first (in terms of market share) in 10 of the 21 therapy areas in which GSK has launched products.

In 2004, our turnover grew 1% despite the significant loss of more than £1.5 billion of our business to generics during the year. We also continued to focus on managing our costs through our operational excellence programmes (see Sharpening our operations, page 10). In 2005, we expect to see faster growth. Continued scrutiny of costs and new initiatives to streamline our operations remains a key strategic focus for us.

Many patients in both the developed and developing worlds do not have access to the medicines they need. What is GSK doing to improve this situation?
JPG. Our pipeline is targeted at developing medicines that address real and unmet medical needs, both in the developed and developing world.

We have learnt valuable lessons from being proactive and innovative, and we aren’t afraid to be ‘first’. For example, GSK started the first savings card for prescription medicines (the Orange Card, for US senior citizens) and we were the first company to sell our HIV drugs on a non-profit basis in Africa, where we also now have six voluntary licensing agreements.

4 GSK Annual Review 2004	New challenges, new thinking

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I am proud of our commitment to increasing access to medicines and our generosity in a wide variety of philanthropic undertakings.

In 2004, we invested £328 million in community programmes, product donations and charitable contributions.

We believe that we have a key role to play in improving access to medicines, and we are committed to continuing our efforts.

The pharmaceutical industry generally receives a negative press. How can GSK’s reputation be improved?
JPG. GSK has a very high standing among the majority of key stakeholders. The innovation and quality associated with many of our initiatives is widely recognised, often through prestigious awards. However, this is not always visible to the general public.

By continuing to be more open and transparent in the way we run our business, we will be able to increase our external stakeholders’ understanding of the industry. Good examples include making our clinical trial results available to the public by putting them on the internet (see page 9) and the extension of our Patient Advocacy initiative (see page 10) throughout the world.

Our Corporate Responsibility Principles articulate the standards we are committed to meeting in our work and interaction with communities. These are embedded in the way we do business, and we report annually on our progress against each of these Principles (see Corporate Responsibility Report at www.gsk.com).

How does GSK keep its employees motivated in this challenging environment?
JPG. We are open with our people about the challenges we face, the actions we are taking and the progress being made. I’m pleased to say that employees are highly engaged. GSK people continue to be enthusiastic and show enormous passion for their company.

We undertook a management survey last year. The results showed that people feel better about working at GSK today than they did two years ago, despite the challenging environment. This is very reassuring.

Employees take our company’s quest to bring medicines of value to patients very seriously indeed. GSK will continue to engage and support our employees in driving changes through the organisation, and to recognise and reward exceptional and innovative work.

How do you expect GSK to look in five years’ time?
JPG. Our goal is to develop innovative medicines of value faster than our competitors, and to sell and market our products in new and innovative ways. We will continue to collaborate with key stakeholders to find new ways to help people receive the medicines they need.

As now, we will aim to meet the demands of our patients, our customers and our employees with integrity. And we will continue to be a company that highly talented people want to join in order to make their contribution, and to enjoy a challenging and meaningful career.

New challenges, new thinking	GSK Annual Review 2004 5

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Transforming R&D

In 2004, GSK invested more than £2.8 billion
–15.9% of pharmaceutical turnover –
in Research and Development (R&D)

“Ten years ago, we conducted 500,000 screening tests in a year. In 2004, we ran more than 65 million tests in our screening facilities”

Bob Hertzberg, Vice President, Molecular Screening, Discovery Research, Upper Providence, US

GSK’s continuing success depends on a vibrant and productive Research and Development (R&D) function.

It takes well over £500 million and between 10 and 12 years to develop a new drug. For every million compounds screened, approximately 250 make it to pre-clinical testing,10 advance to clinical trials and just one is approved for patient use.

With these odds, GSK’s R&D must be fast and accurate in its screening, identification, development and testing of new quality compounds if it is to meet the needs of patients.

Focus on patient needs
R&D’s starting point is always the real and unmet needs of patients. The information gleaned from consultation with patients, their doctors, key opinion leaders and experts in the health sector is used to shape GSK’s drug development programme.

Innovative ways of working
R&D’s flexible and innovative structure, introduced at the formation of GSK, allows it to concentrate resources where they will have the maximum impact and benefit the most patients.

Each of R&D’s seven Centres of Excellence for Drug Discovery (CEDDs) is focused on a specific disease area. Because of their smaller scale and focus, the CEDDs are able to make rapid and informed decisions about whether to progress a compound to mid- and late-stage development. The strength of GSK’s pipeline is an early sign that this innovative approach is working.

Building on the successful CEDD structure, in 2004, R&D introduced six Medicine Development Centres (MDCs). Their remit is to streamline decision-making and maximise the worldwide development opportunities for each product. The MDCs are responsible for managing compounds from the proof-of-concept stage, through mid- and late-stage development (Phases II and III, see page 9) to manufacturing and marketing. The MDCs collaborate at an early stage with the CEDDs. By integrating the technical development and manufacturing functions, GSK can ensure the rapid and effective launch and delivery of products to the patients who need them.

Partnerships and collaborations
There will always be more opportunities to develop new medicines and vaccines than resources to exploit them. One way that R&D can maximise its return on investment is through partnerships and collaborations with academic institutions, and other pharmaceutical and biotechnology companies. These partnerships work on the principle of shared risk and reward for the partners, through in-licensing and third-party arrangements. This allows GSK to co-develop or co-market compounds that we consider would enhance our product portfolio.

GSK is one of the largest collaborators in the pharmaceutical industry, with a network of more than 50 collaborators/partners.

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“Using the latest in ultra high-throughput screening robotic systems at Tres Cantos in Spain, we will be able to do 300,000 experiments a day, as well as manage the large amount of information gathered”

Emilio Diez, Director, Discovery Research Automation Facilities

Innovation and investment: By introducing innovative new ways of working and by investing in advanced technology, GSK has been able to achieve three years of sustained increase in R&D productivity. In 2001, we had 118 projects in the clinic and in 2004 we had 140 projects in the clinic (see Pipeline momentum opposite).

R&D is using advanced technology in the search for new drugs

Imaging techniques: Imaging techniques are providing increasingly accurate predictions of the clinical effect of potential medicines early on in the development process. The objective is to save time and money, and to increase the chances of success in the subsequent clinical trials.

Automation: The automation of our chemical-synthesis and molecule-screening operations is intended to take up to two years off the drug discovery process. New facilities are fully operational in Tres Cantos, Spain and in Harlow, UK. In 2004, GSK opened a new combined facility for high-throughput screening of drug targets and high-throughput chemistry in Upper Providence, US.

Electronic data capture: The greater use of electronic capture of clinical trial data is allowing scientists to be more productive throughout the development process.

Pharmacogenetics: Pharmacogenetics is being applied in early clinical trials to identify the types of patients most likely to benefit from a potential drug. The goal is to define more precisely the populations to be enrolled in subsequent, larger clinical trials.

New challenges, new thinking GSK Annual Review 2004 7

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Delivering the pipeline

GSK’s product pipeline is maturing rapidly
and is one of the largest in the industry

“My son Mario was 14 weeks old when
he received his first dose of Rotarix.
I am happy I was able to give the vaccine
to Mario and to protect him against
rotavirus diarrhoea”
Yolanda Cervantes and Mario, now six months old

GSK’s pipeline shows considerable strength. At the end of February 2005, there were 140 projects in clinical development, including 88 New Chemical Entities (NCEs), 32 Product Line Extensions (PLEs) and 20 vaccines.

Since the merger, the number of NCEs in clinical development has increased by nearly 80% and our pipeline has matured. In 2001, more than half our NCEs were in Phase I; by the end of February 2005, almost two-thirds of our NCEs were in Phases II and III.

We expect to see a significant increase in the number of major new compounds entering Phase III trials in the next three years.

New product extensions in 2004
In 2004, PLEs – new indications and dosage forms for existing products – continued to contribute to turnover and mitigate competition from generic medicines. New indications for Seretide/Advair made this important asthma medicine available for use by children aged 4 to 11 years. Kivexa/ Epizicom, a single tablet combining two successful HIV treatments, was introduced, simplifying the medication regime for patients.

Best news in 2004
The best news in 2004 was the results from our clinical programme for Cervarix, a vaccine candidate against cervical cancer, which turned out to be even better than we had hoped for. Cervarix showed a 100% efficacy in Phase II trials against the most common strains of the human papilloma virus (HPV), which cause more than 70% of cervical cancers. Major resources are being allocated to this project in 2005 in order to complete Phase III trials and to apply for a licence in early 2006.

New product launches in 2005
GSK plans to launch six new products in 2005. Two of these, Rotarix and Vesicare, have already been launched.

Rotarix, our two-dose oral vaccine against rotavirus, which causes severe diarrhoea and vomiting in infants, was launched in Mexico in January 2005. This disease kills more than half a million children each year or one child every minute, mainly in developing countries. With Rotarix, GSK pioneered its ‘South First’ launch strategy, which focuses first on countries where there is most need. The Mexican government will pay for a vaccination campaign in order to eliminate the infection.

Vesicare, a treatment for overactive bladder, was launched in the US in January 2005. The four other new products expected to be launched in 2005 are: Boniva a once-monthly treatment for osteoporosis, Avandaryl for type 2 diabetes, Entereg for post-operative bowel problems and Requip for restless legs syndrome.

Meeting unmet medical needs
GSK is making significant progress with potential new medicines to treat depression, schizophrenia, multiple sclerosis, Alzheimer's disease and migraine.

In 2004, we announced the establishment of a pre-clinical research facility in Singapore, which will employ a team of 30 to 35 scientists. This will focus on new therapies to treat neuro-degenerative diseases such as Alzheimer’s disease, Parkinson’s disease and schizophrenia.

Diseases of the developing world
GSK is the only company that is developing medicines and vaccines to treat all three of the World Health Organization’s top priority diseases: malaria, tuberculosis and HIV/AIDS.

In 2004, GSK’s pyridone project was awarded the Medicines for Malaria Venture ‘Project of the Year’. This potential medicine has since moved into pre-clinical development.

GSK is the industry leader in HIV R&D and, for many years, our products have formed the core of HIV/AIDS treatment guidelines around the world.

8 GSK Annual Review 2004	New challenges, new thinking

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One of the largest pipelines in the industry

Clinical Trial Register
During 2004, GSK established a website called the GSK Clinical Trial Register to publish clinical trial data relating to marketed medicines. Although prescribing information approved by regulatory authorities will continue to guide appropriate use of GSK medicines, the Register serves as another resource for researchers, medical professionals and the public. Along with publications in medical journals and presentations at medical congresses, the Register demonstrates GSK’s commitment to ensuring the clear communication of data concerning its products.

Oct 2001		Dec 2003		Feb 2005	
Phase III	8	Phase III	12	Phase III	11
Phase II	15	Phase II	32	Phase II	43
Phase I	27	Phase I	38	Phase I	34

50 NCEs → 82 NCEs → 88 NCEs

Developing new medicines

Cervarix: Our vaccine candidate against cervical cancer showed 100% efficacy in Phase II trials against HPV 16 and 18. Cervical cancer is the second most common cancer in women – 510,000 are diagnosed and 288,000 die from the disease each year. GSK believes that *Cervarix* will save many lives and has the potential to be our best-selling vaccine yet.

Lapatinib: GSK's new anti-cancer compound is designed to destroy cancer cells while causing less toxic side-effects than conventional chemotherapy. Having shown promise in women with advanced breast cancer who had not responded to existing therapy, it is being evaluated in an expanded clinical programme.

Planned GSK pipeline filings, 2005-07

New Chemical Entities		Product Line Extensions	
Allermist steroid – rhinitis	**'115** TPO antagonist - low platelets	***Arixtra*** acute coronary syndrome	***Lamictal XR*** once a day
Cervarix HPV vac – cervical cancer	**'140** CCR5 antagonist - HIV	***Avandamet XR*** once a day	***Requip CR*** once a day
Rotarix vaccine - rotavirus	**Radafaxine** NDRI - depression	***Coreg CR*** once a day	***Trexima*** migraine
Lapatinib dual kinase inhibitor - cancer	**'381*** COX-2 inhibitor - pain	***Avandia*** Alzheimer's disease	***Wellbutrin XL*** EU filing

*381 filing date to be confirmed

New challenges, new thinking GSK Annual Review 2004 9

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Sharpening our operations

Commercial and operational excellence initiatives help
GSK to continually improve performance

“We’re establishing global standards for the quality of sales calls and expectations for our frontline sales managers” David Pernock, Senior Vice President, US Pharmaceuticals

GSK’s business comprises Pharmaceuticals (prescription medicines and vaccines) and Consumer Healthcare (over-the-counter medicines, oral care and nutritional healthcare), supported by Global Manufacturing & Supply (GMS).

The Pharmaceutical and Consumer Healthcare businesses aim to maximise their commercial potential by introducing innovative products to as many markets as possible, accelerating the process of bringing new products to market, increasing brand recognition and ensuring that patients have access to new medicines.

Worldwide Sales Force Excellence
GSK’s sales force ranks high in industry surveys of healthcare professionals (see opposite). The Worldwide Sales Force Excellence initiative (WSFE) aims to improve customer satisfaction by identifying and sharing best practice within the sales force, and by strengthening sales representatives’ product knowledge. More than 25,000 sales representatives have been trained through this initiative.

The time available to physicians for learning about new medicines and clinical studies is precious. GSK’s When, Why, How approach (see opposite) enables sales representatives to deliver patient-specific treatment options more efficiently and effectively.

Product life cycle management
The Product Line Extension (PLE) approach allows GSK to create what is effectively an entirely new drug within the life cycle of an existing drug. This offers the patient significant clinical advantages, such as increased compliance and safety, increased efficacy and/or more convenient dosage forms.

In recent years, PLEs such as Wellbutrin XL and Paxil CR have helped GSK mitigate the impact of generic medicines and have contributed to pipeline momentum. In 2004, GSK lost sales of £1.5 billion to generic medicines, but this was partially offset by sales of PLEs worth £0.6 billion. In 2005, GSK has plans to file four new PLEs: Avandamet XR, Coreg CR, Requip CR and Trexima.

Patient Advocacy: supporting patient needs
GSK’s Patient Advocacy initiative is designed to bring GSK closer to patients and advocacy groups, with the goal of improving GSK’s understanding of patient needs and enhancing its reputation as a patient-centred company. After all, there are no better spokespeople than patients whose lives are affected by GSK products.

This initiative originated in the US in 2002 but has since been incorporated into GSK’s strategic plans throughout the world. In 2004, the annual Patient Advocacy Leadership

Summit was attended by more than 400 people (including patient group representatives) from 23 countries.

Consumer Healthcare
In 2004, Consumer Healthcare developed a new business strategy and operating model designed to deliver faster sales growth. It will achieve this through a vigorous focus on product innovation that is tightly aligned to consumer needs. The new model more effectively links together R&D, marketing and commercial operating units, organised to support three categories of brands:
•	Global brands: significant brands marketed in multiple markets
•	Lead market brands: significant brands marketed in a few markets
•	Enterprise brands: valuable local brands.

Global Manufacturing & Supply
GMS focuses on the secure supply of high-quality products to meet patient expectations. It continues to deliver significant and sustainable efficiency improvements across its network of more than 80 factories. For example, the global programme that focuses on principles for lean manufacturing and technology has resulted in better process yields, improved quality and simpler business processes. Global procurement expenditure has reduced due to a continued focus on low-cost supply and e-procurement techniques, such as electronic auctions.

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Harnessing nature's power

"The turbines have contributed to the site's overall 25% reduction in its spend on energy and utilities"

Paul Londesborough, Site Director, Barnard Castle, (pictured below)

GSK's Environment, Health & Safety Excellence initiative includes the long-term goal to drive down the environmental impact of manufacturing and to switch to renewable energy sources. At Barnard Castle in the UK, two wind turbines have been installed, which are capable of providing 10% of the site's electricity when running at full speed.

Delivering commercial and operational excellence

No.1
Sales force ranking

Surveys of US physicians have recently rated GSK sales representatives number one in four physician specialities: allergists, immunologists, paediatricians and pulmonologists.

Sites reduced by
29%

Since the merger, GSK has reduced the number of manufacturing sites from 115 to 82 through rationalisation and operational excellence initiatives.

When, Why, How

GSK has introduced a global sales call model that focuses on *When* a GSK medicine is appropriate, *Why* a physician should consider it for a patient and *How* to administer it appropriately. By the end of 2004, all sales representatives in GSK's key markets had been trained in this approach.

£300m

GMS's Operational Excellence Programme has realised annualised cost savings of £300 million through operational efficiencies with its network of manufacturing sites.

New challenges, new thinking GSK Annual Review 2004 11

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Contributing to society

Our success as a company and the nature of our
products enable us to invest in under-served
communities around the world

“We would be able to do only a tiny
fraction of what we do without reliable
donations of medicines from
companies like GSK”
Curtis R. Welling, President and CEO, AmeriCares

GSK’s biggest contribution to society is the discovery and development of medicines that help people to do more, feel better and live longer. Our success as a company and the nature of our products also enable us to invest in under-served communities around the world.

GSK contributes to society through active engagement with numerous external stakeholders, including the World Health Organization and not-for-profit organisations. We fund community-led initiatives and donate essential products to support humanitarian efforts and community-based healthcare in more than 100 countries.

GSK’s global community investment activities in 2004 were valued at £328 million or the equivalent of 5.4% of profit before tax. Not surprisingly, GSK has been recognised as the largest giver of any FTSE 100 company for the past three years.

The elimination of lymphatic filariasis
GSK’s flagship community programme aims to eliminate the disfiguring, mosquito-borne disease lymphatic filariasis (LF) from the world by 2020. GSK has committed to providing as much of the anti-parasitic drug albendazole as required to treat the one billion adults and children at risk in more than 80 countries.

In 2004, the sixth year of the programme, 67 million albendazole treatments, worth £7 million at wholesale cost, were donated to 34 countries. Since the inception of the global elimination programme, GSK has donated a total of 307 million albendazole treatments, reaching more than 85 million people living in endemic areas.

Support for communities affected by HIV/AIDS
2004 marked the 12th year of Positive Action, GSK’s pioneering global programme that partners with grass-roots, community-based organisations in 35 countries. Positive Action addresses the stigma of HIV/AIDS through education, and supports better care for people living with or affected by HIV/AIDS. During 2004, Positive Action established new programmes in Latin America, Asia, and central and eastern Europe.

Preventing childhood illnesses
Malaria and diarrhoea cause the deaths of millions of African children each year, yet these deaths are preventable. New malaria education programmes in eight African countries are teaching mothers about the importance of early diagnosis in children and the value of using insecticide-treated bed nets to prevent infection.

GSK’s work on behavioural change continues through its award-winning Personal Hygiene and Sanitation Education (PHASE) programme for children in five African and Latin American countries.

Humanitarian aid
During 2004, GSK donated £50 million worth of products – mainly life-saving antibiotics – to more than 100 impoverished or disaster-struck countries through non-profit partners such as AmeriCares and Project HOPE. GSK’s donations were critical to the medical needs of communities affected by the floods in Bangladesh, hurricanes in the US and the Caribbean, typhoons in the Philippines, the conflict in Sudan and the Asian tsunami.

GSK pledged £2 million to the relief effort following the earthquake and tsunami in Asia, as well as donating more than 3.6 million doses of antibiotics and 600,000 doses of the hepatitis A vaccine. We will continue to offer assistance throughout the region.

12 GSK Annual Review 2004	New challenges, new thinking

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MORE THAN
85 MILLION PEOPLE
have been protected against LF with donated albendazole

MORE THAN
100 COUNTRIES
have benefited from GSK's community-based support

Making a difference across the world

£50 MILLION
value of vital medicines donated for humanitarian causes

لا تعرض نفسك للإصابة بداء الفيل
((مرض الفيلاريا))

> **This important** public-private sector collaboration established between WHO and GSK in 1997 has benefited millions of individuals in developing countries
>
> **Dr LEE Jong-wook** World Health Organization

Elimination of lymphatic filariasis: In 2004, Egypt completed five rounds of mass drug administration in a bid to eliminate LF. Preliminary results look impressive and it is anticipated that this ancient disease will soon be eliminated in Egypt.

New challenges, new thinking GSK Annual Review 2004 13

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Business operating review

Strong performance of key products absorbs lost sales to generics

Total pharmaceutical turnover grew 1% in 2004, despite the loss of £1.5 billion of sales to generic forms of Paxil and Wellbutrin. Excluding sales of these products, turnover grew 7%

Pharmaceuticals
GSK continues to be the global leader in respiratory pharmaceuticals with sales of its three key products, Seretide/Advair, Flixotide/Flovent and Serevent, amounting to £3.4 billion, up 9%. Sales of Seretide/Advair, the Group’s largest product, grew 19% to £2.5 billion, although this contributed to declines in Serevent and Flixotide, its constituent products. In the US, Advair sales grew 20% to £1.3 billion. Growth in Europe was also strong (up 18% to £902 million).
International sales grew 15% to £229 million reflecting good growth in all geographic areas.

Central Nervous System (CNS) sales declined 16% to £3.5 billion with declines in all regions. Total sales of the Paxil franchise were down 39% to £1.1 billion as a result of generic competition to Paxil IR (sales of which declined 53% to £667 million). Mitigating this decline was the strong performance of the product in Japan with sales of £171 million (up 25%) and the performance of Paxil CR which generated sales of £396 million (up 14%). Total sales of Wellbutrin products fell 12% to £751 million. Wellbutrin IR and SR sales fell 64% to £284 million as a result of generic competition. This impact was partially offset, however, by the exceptionally strong performance of Wellbutrin XL, the new once-daily product, which achieved sales of £467 million in its first full year on the market.

The strong growth of GSK’s epilepsy and bi-polar disorder treatment Lamictal continued, with sales up 32% to £678 million. Ongoing US growth (up 49% to £414 million) is being driven by the indication for the maintenance treatment of bi-polar disorder received last year.

GSK’s underlying growth driven by strong sales performance of key products:

•	Seretide/Advair (£2.5 billion) up 19%

•	Vaccines (£1.2 billion) up 11%

•	Avandia/Avandamet (£1.1 billion) up 32%

•	Lamictal (£0.7 billion) up 32%

•	Valtrex (£0.6 billion) up 24%

•	Coreg (£0.4 billion) up 34%

Within anti-virals, global HIV product sales rose 4% to £1.5 billion and sales of the herpes treatment Valtrex exceeded the £500 million mark for the first time in 2004 (up 24% to £571 million). The sales performance of Valtrex is being driven by the US (up 30% to £369 million) where the product is the clear market leader in treatments for genital herpes.

Anti-bacterial sales, reflecting generic competition in all regions, declined 9% worldwide and 24% in the US.

In metabolic, the diabetes treatments Avandia/ Avandamet continued to perform very strongly, with overall sales of £1.1 billion (up 32%). Sales in the US grew 26% to £852 million. Encouragingly, Avandia/Avandamet are also growing very strongly in Europe and International markets with sales up 49% and 62% respectively.

The vaccines business had a strong year, with sales up 11% to £1.2 billion. Several key products are driving sales growth – Pediarix/Infanrix up 12% to £357 million, Priorix up 14% to £95 million and Fluarix up 38% to £79 million.

In oncology, sales of Zofran grew 8%, driven by a strong US performance up 10% to £565 million.

In cardiovascular and urogenital, Coreg sales grew 34% to £432 million.

14 GSK Annual Review 2004	New challenges, new thinking

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“**These results confirm the success** with which GSK has navigated a difficult year, absorbing over £1.5 billion of lost sales to generics and still managing to grow the business. The continuing success of our key products means we can now look forward to a good performance in 2005”

JP Garnier, Chief Executive Officer

Several significant product launches
planned for 2005 include:

•	Vesicare for overactive bladder

•	Rotarix for rotavirus

•	Boniva for osteoporosis

•	Avandaryl for diabetes

•	Requip for restless legs syndrome

•	Entereg for post-operative bowel
disorders

PHARMACEUTICAL TURNOVER BY
THERAPEUTIC AREA

	2004	2003	Growth
	£m	£m	CER%

Respiratory	4,415	4,417	7
CNS	3,463	4,455	(16)
Anti-virals	2,360	2,349	8
Anti-bacterials	1,561	1,815	(9)
Metabolic	1,253	1,079	27
Vaccines	1,196	1,123	11
Oncology and emesis	934	1,001	2
Cardiovascular and
urogenital	933	771	31
Other	1,031	1,171	(7)

	17,146	18,181	1

Consumer Healthcare
The growth in Consumer Healthcare sales of 3% to £3.2 billion comprised an over-the-counter (OTC) medicine sales increase of 2%, a Nutritional healthcare sales increase of 5% and Oral care sales increase of 4%.

OTC medicine sales were £1.5 billion, up 2%. Sales growth from smoking control products in the US (up 12%) and Europe (up 24%) helped to offset the decline in dermatological products, which were (down 14%) due to generic competition to Cutivate in the US.

In 2004, GSK obtained the OTC marketing rights in the US for orlistat, an FDA-approved prescription product for obesity management, marketed by Roche as Xenical.

Oral care sales were £1.1 billion, up 4%. Strong sales growth in International of 9% was led by the Sensodyne, Polident and Poligrip brands.

Sales of Nutritional healthcare products grew 5% to £0.6 billion. Lucozade grew 7% to £268 million.

Trading profit
Trading profit was £6,150 million, a 1% decrease (11% decline in sterling terms) compared with 2003 business performance*. The trading margin declined two percentage points compared with 2003.

Net of currency movements the margin declined 0.7 percentage points, reflecting higher R&D expenditure, a higher cost of goods due to a less favourable product mix and higher provisions for legal matters. These were partially offset by cost savings initiatives in general and administration and lower charges related to programmes to deliver future cost savings.

* During the years 2000 to 2003, business performance was the primary performance measure used by management and was presented after excluding merger items, integration and restructuring costs and disposals of businesses, as management believes that exclusion of these items provides a better comparison of business performance for the periods presented. For 2004, with the completion of these programmes, the Group is reporting results on a statutory basis only. Growth rates are presented comparing 2004 results with 2003 business performance results as management considers that this gives the most appropriate indication of the Group's performance for the period under review and therefore commentaries are presented on this basis unless otherwise stated.

In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in sterling had remained unchanged from those used in the previous year. All commentaries are presented in terms of CER unless otherwise stated.

New challenges, new thinking	GSK Annual Review 2004 15

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Business operating review (continued)

Earnings per share
Full year earnings per share (EPS) of 75.0 pence increased 2%, compared to business performance EPS in 2003. In sterling terms, EPS declined 9%, reflecting a weakening of the US dollar. On a statutory basis EPS increased 8%, but declined 3% in sterling terms.

Taxation
GSK has open issues with the taxation authorities in the US, UK, Japan and Canada. By far the largest relates to Glaxo heritage products, in respect of which the US Internal Revenue Service (IRS) and UK Inland Revenue have made competing and contradictory claims.

GSK has attempted to settle the US dispute, first through direct discussion with the IRS and subsequently through discussions between the US and UK authorities under the terms of the double tax convention between the two countries and discussions were terminated in July 2003. On 6 January 2004, the IRS issued a Notice of Deficiency for the years 1989-1996 claiming additional taxes of $2.7 billion. On 2 April 2004 the Group filed a petition in the US Tax Court disputing the IRS claim and seeking a refund of $1 billion in taxes. On 25 January 2005 the IRS issued a further Notice of Deficiency for the years 1997-2000 claiming additional taxes of $1.9 billion. If the IRS claims for the years 1989-2000 were upheld, the Group would additionally be liable for interest on late payment, estimated to amount to $3.0 billion net of federal tax relief at 31 December 2004, giving a total of $7.6 billion. The Group expects to file a petition against these further claims in April 2005, including a further claim for refund of taxes, and will ask the Tax Court to consolidate the IRS claims for all the years 1989-2000 into a single trial.

A provisional trial date for the 1989-1996 claims has been set for October 2006. As similar tax issues remain open for 2001 to date, GSK expects to receive further substantial claims from the IRS for these years.

GSK continues to believe that the profits reported by its US subsidiaries for the period 1989 to date, on which it has paid taxes in the US, are more than sufficient to reflect the activities of its US operations.

GSK is in continuing discussions with the Inland Revenue in respect of UK transfer pricing disputes.

See Note 12 of Annual Report 2004 for further details.

Legal proceedings	Main differences:
The Group is involved in patent litigation with manufacturers seeking to market generic versions of many of the Group’s most important products, including Wellbutrin, Seretide, Avandia, Imitrex, Valtrex, Lamictal and Zofran, prior to the expiration of the Group’s patents. The Group is currently a defendant in a number of product liability lawsuits, including class actions, that involve substantial claims for damages related to the Group’s pharmaceutical products. The Group is also a defendant in anti-trust actions filed following adverse outcomes in prosecution of patent infringement actions. Further, the Group is responding to federal and state governmental investigations in the US into pricing, marketing and reimbursement of a number of prescription drug products. See Note 30 to the Financial statements ‘Legal proceedings’ in the Annual Report 2004 for a discussion of proceedings and governmental investigations in which the Group is currently involved.	• • • •

Share-based payments: Under IFRS the fair value of share options and awards granted to employees is charged to the income statement, whereas only the intrinsic loss (usually a smaller amount) is charged under UK GAAP.

Amortisation of intangible assets and goodwill: Under IFRS amortisation of intangible assets may only start when the asset is available for use, whereas it starts immediately under UK GAAP. Goodwill is regarded as having an indefinite life under IFRS and is therefore not amortised. Any UK GAAP goodwill amortisation has to be reversed.

Deferred tax: The deferred tax difference principally relates to intercompany items on which a deferred tax credit is available under UK GAAP, but not under IFRS. This particular difference in taxation treatment is not expected to recur.

Pensions and other post-employment benefits: IFRS adopts a different valuation approach than UK GAAP and this usually results in a higher charge. In addition IFRS recognises the funding surplus/deficit immediately through reserves, whereas UK GAAP spreads the surplus/deficit over the members average expected service lives through the income statement.

International Financial Reporting Standards (IFRS)
In June 2002, the Council of the European Union adopted a Regulation requiring listed companies in the EU Member States to prepare their consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) with effect from 1 January 2005.

GSK initiated its IFRS conversion project in 2002 and this has now been completed. Brief explanations of the main IFRS adjustments to profit are given below, together with the impact on profit before tax and EPS for 2004 and 2003. Fuller details are given in the Annual Report 2004 and on the company’s website.

EFFECT OF IFRS ON PROFIT BEFORE TAX AND EPS			Business performance
	Statutory		(restated)
	2004		2003

	Profit before tax		Profit before tax
		EPS		EPS
	£m	pence	£m	pence

UK GAAP	6,119	75.0	6,703	82.0
IFRS adjustments:
Share-based payments	(309)	(5.5)	(368)	(5.9)
Amortisation of intangible assets and goodwill	54	0.9	38	0.6
Deferred tax on intercompany items	–	(1.9)	–	–
Pensions and other post-employment benefits	(36)	(0.4)	11	–
Other adjustments	(49)	–	(35)	0.5

IFRS	5,779	68.1	6,349	77.2

16 GSK Annual Review 2004	New challenges, new thinking

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Product overview GSK's underlying growth in 2004 was driven by the strong performance of our key products

Total turnover

£20.3 bn

Consumer Healthcare
turnover £3.2 bn,
grew 3%

Pharmaceuticals
turnover £17.1 bn,
grew 1%

16%
Consumer Healthcare
84%
Pharmaceutical

KEY PHARMACEUTICAL PRODUCTS

£6.5 bn

turnover of five key products and vaccines grew by 22%

250/50
ADVAIR

Seretide/Advair
£2,461m
grew 19%
GSK's largest selling product for asthma and chronic obstructive pulmonary disease (COPD) is the sixth largest pharmaceutical product globally and the second largest in Europe.

Avandamet

Valtrex
£571m
grew 24%
Strong growth has been driven by the genital herpes medication in the US.

Avandia/Avandamet
£1,116m
grew 32%
GSK's diabetes treatment continues to perform strongly.

Coreg
£432m
grew 34%
Continues to benefit from its wide range of indications in heart disease.

Lamictal
£678m
grew 32%
Indicated for epilepsy and bipolar disorder *Lamictal* continues to grow strongly.

VACCINES

£1,196m

Infanrix/Pediarix
grew 12% to £357 million.

Fluarix
grew 38% to £79 million.

Priorix
grew 14% to £95 million.

CONSUMER HEALTHCARE

£3.2 bn

GSK's Consumer Healthcare business grew 3%.

Top 5 Consumer Healthcare products
(total turnover)

1	Nicotine replacement therapy	£341m
2	*Aquafresh*	£329m
3	*Lucozade*	£268m
4	*Sensodyne*	£213m
5	*Panadol*	£208m

Over-the-counter
grew 2% to £1,489 million

Nutritional healthcare
grew 5% to £636 million

Oral healthcare
grew 4% to £1,088 million

NiQuitin CQ
CLEAR
Lucozade
Lucozade
Aquafresh

12 GSK products achieved sales of more than £500 million in 2004

1	*Seretide/Advair*	£2,461m	5	*Wellbutrin*	£751m	9	*Flixotide/Flovent*	£618m
2	*Avandia/Avandamet*	£1,116m	6	*Augmentin*	£708m	10	*Flixonase/Flonase*	£578m
3	*Seroxat/Paxil*	£1,063m	7	*Imigran/Imitrex*	£682m	11	*Valtrex*	£571m
4	*Zofran*	£763m	8	*Lamictal*	£678m	12	*Combivir*	£571m

New challenges, new thinking GSK Annual Review 2004 17

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THE BOARD

The Board of Directors is ultimately accountable for the Group’s activities, strategy and financial performance.

Sir Christopher Gent (Aged 56)
Appointed on 1 June 2004
Chairman. Sir Christopher was the Chief Executive Officer of Vodafone plc, until his retirement in July 2003. He is a Non-Executive Director of Lehman Brothers Holdings Inc, a Director of the International Advisory Board of Hakluyt & Co, and is a Senior Adviser at Bain & Co.

Dr Jean-Pierre Garnier (Aged 57)
Appointed on 23 May 2000
Chief Executive Officer. Dr Garnier was appointed an Executive Director of SmithKline Beecham plc in 1992, and became Chief Executive Officer in April 2000. He is a Non-Executive Director of United Technologies Corporation and a member of the Board of Trustees of the Eisenhower Exchange Fellowships. He holds a PhD in pharmacology from the University of Louis Pasteur in France and an MBA from Stanford University in the US.

John Coombe (Aged 59)
Appointed 23 May 2000. Retiring on 31 March 2005.
Chief Financial Officer. Mr Coombe was formerly an Executive Director of Glaxo Wellcome plc where he was responsible for Finance and Investor Relations. He is a member of the Supervisory Board of Siemens AG and the Code Committee of the UK Takeover Panel and was appointed a Non-Executive Director of HSBC Holdings plc on 1 March 2005.

Lawrence Culp (Aged 41)
Appointed on 1 July 2003
Non-Executive Director. Mr Culp is President and Chief Executive Officer of Danaher Corporation. Prior to joining Danaher, he held positions in Accenture, previously Andersen Consulting.

Sir Crispin Davis (Aged 55)
Appointed on 1 July 2003
Non-Executive Director. Sir Crispin is Chief Executive of Reed Elsevier PLC. Prior to that, he was Chief Executive of Aegis Group plc, which he joined from Guinness plc, where he was a member of the main board and Group Managing Director of United Distillers. He spent his early career with Procter & Gamble.

Sir Deryck Maughan (Aged 57)
Appointed on 1 June 2004
Non-Executive Director. Sir Deryck was formerly Chairman and Chief Executive Officer of Citigroup International and of Salomon Brothers Inc. He serves on the Boards of Directors of Carnegie Hall, Lincoln Center and NYU Medical Center. He is also an International Advisory Board member of British American Business Inc. and a Board member of the American Academy in Berlin and the Trilateral Commission. He served as Vice Chairman of the New York Stock Exchange from 1996 to 2000.

Sir Ian Prosser (Aged 61)
Appointed on 23 May 2000
Senior Independent Director. Sir Ian was formerly a Non-Executive Director of SmithKline Beecham plc. He was Chairman and Chief Executive of Bass PLC (latterly Intercontinental Hotels PLC) and Chairman of the World Travel & Tourism Council. He is Non-Executive Deputy Chairman of BP plc and a Non-Executive Director of Sara Lee Corporation. He is also a member of the CBI President’s Committee.

Dr Ronaldo Schmitz (Aged 66)
Appointed on 23 May 2000
Non-Executive Director. Dr Schmitz was formerly a Non-Executive Director of Glaxo Wellcome plc. He is a Non-Executive Director of Legal & General Group plc and a member of the Boards of Directors of Rohm and Haas Company and Cabot Corporation.

Dr Lucy Shapiro (Aged 64)
Appointed on 23 May 2000
Non-Executive Director. Dr Shapiro was formerly a Non-Executive Director of SmithKline Beecham plc. She is Ludwig Professor of Cancer Research in the Department of Developmental Biology and Director of the Beckman Center for Molecular and Genetic Medicine at the Stanford University School of Medicine and a Non-Executive Director of Anacor Pharmaceuticals, Inc. She holds a PhD in molecular biology from Albert Einstein College of Medicine.

Sir Robert Wilson (Aged 61)
Appointed on 1 November 2003
Non-Executive Director. Sir Robert is Non-Executive Chairman of BG Group plc and the Economist Group and was previously Executive Chairman of Rio Tinto plc.

Dr Tachi Yamada (Aged 59)
Appointed on 1 January 2004
Chairman, Research & Development. Dr Yamada was a Non-Executive Director, and subsequently an Executive Director, of SmithKline Beecham plc. Prior to joining SmithKline Beecham he was Chairman of the Department of Internal Medicine at the University of Michigan Medical School and Physician-in-Chief of the University of Michigan Medical Center. He was a member of the Board of Directors of diaDexus, Inc. until December 2004 and is a Trustee of the Rockefeller Brothers Fund.

Chief Financial Officer Designate Julian Heslop
(Aged 51)
Mr Heslop will succeed Mr Coombe as Chief Financial Officer with effect from 1 April 2005 when he will also join the Board. Mr Heslop joined Glaxo Wellcome as Financial Controller in April 1998. In January 2001, following the merger, he was appointed Senior Vice President, Operations Controller at GSK. Prior to joining Glaxo Wellcome, he held senior finance roles at Grand Metropolitan PLC.

Other Directors
Dr Michèle Barzach, Mr Donald McHenry and Mr John McArthur, all Non-Executive Directors, retired from the Board following the conclusion of the AGM on 17 May 2004 and Sir Christopher Hogg (the former Chairman) and Sir Peter Job, both Non-Executive Directors, retired from the Board on 31 December 2004.

Details of membership of the Board Committees may be found in the table below.

Corporate
	Audit	Remuneration	Nominations	Responsibility
Sir Christopher Gent	_	–	C	C
Mr L Culp	–	M	–	–
Sir Crispin Davis	–	M	–	–
Sir Deryck Maughan	M	–	–	–
Sir Ian Prosser	M	–	M	M
Dr R Schmitz	C	–	M	–
Dr L Shapiro	–	–	–	M
Sir Robert Wilson	M	C	–	–

Key: C = Chairman. M = Member. In addition, each Director is a member of the Corporate Administration & Transactions and Financial Results Committees.

18 GSK Annual Review 2004	New challenges, new thinking

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THE CORPORATE EXECUTIVE TEAM

The executive management of the Group is through the Corporate Executive Team (CET), comprising the Chief Executive Officer, the Chief Financial Officer and other senior managers.

JP Garnier
Chief Executive Officer
As Chief Executive Officer, JP is responsible for the management of the Group. He oversees all operational aspects including establishing policies, objectives and initiatives, and he directs long-term strategy. He was formerly Chief Executive Officer of SmithKline Beecham, having joined the Group in 1990.

Rupert Bondy
Senior Vice President and General Counsel
Rupert is responsible for legal matters across the Group, together with environmental, health and safety issues, insurance and security. He was a lawyer in private practice before joining SmithKline Beecham in 1995.

Ford Calhoun
Chief Information Officer
Ford is responsible for information technology, a global function that enables key business processes across all parts of the Group. With doctoral and post-doctoral training in microbiology, genetics, biomathematics and computer science, he joined Smith Kline & French in 1984.

John Coombe
Chief Financial Officer
(retiring on 31 March 2005) As head of the finance function, John is responsible for activities such as financial reporting and control, tax and treasury, investor relations, finance systems, internal audit and real estate. He joined Glaxo in 1986 as Group Financial Controller and was appointed Group Finance Director in 1992.

Marc Dunoyer
President
Pharmaceuticals Japan
Marc was appointed President, Pharmaceuticals Japan in March 2003. He joined the Group in 1999 and was Senior Vice President and Regional Director, Japan until his current appointment.

Russell Greig
President
Pharmaceuticals International
Russell leads the pharmaceutical operations outside the US and most of Europe, covering more than 100 countries. He joined the Group in 1980 and was Senior Vice President, Worldwide Business Development for R&D prior to his current appointment in March 2003.

Dan Phelan
Senior Vice President
Human Resources
Dan is responsible for benefits, compensation, recruitment, organisation development, leadership development and succession planning, human resource information systems and employee health management. He was a lawyer in private practice, before joining Smith Kline & French in 1981 and in 1994 was appointed Senior Vice President and Director, Human Resources, SmithKline Beecham.

David Pulman
President
Global Manufacturing & Supply
David is responsible for the Global Manufacturing and Supply organisation and Global Procurement. He joined Glaxo in 1978 and was responsible for the North American supply network, manufacturing strategy and logistics until his current appointment in 2002.

David Stout
President
Pharmaceutical Operations
David is responsible for the global pharmaceuticals and vaccines businesses. He joined SmithKline Beecham in 1996 as head of its US Sales and Marketing, and was President US Pharmaceuticals until his current appointment in January 2003.

Chris Viehbacher
President
US Pharmaceuticals
Chris has been responsible for US Pharmaceuticals since January 2003. He joined Wellcome in 1988 and became Director, Continental Europe, at Glaxo Wellcome in 1999. He was responsible for GSK’s European Pharmaceuticals business before his current appointment.

Andrew Witty
President
Pharmaceuticals Europe
Andrew has been responsible for the Group’s pharmaceuticals operations in Europe since January 2003. He joined Glaxo in 1985 and at GSK was Senior Vice President, Asia Pacific, until his current appointment.

Tachi Yamada
Chairman
Research & Development
Tachi leads the Group’s complex business of drug discovery and development, creating new medicines through research. He joined SmithKline Beecham in 1994 as a Non-Executive member of the Board and became Chairman, R&D, Pharmaceuticals in 1999. He was appointed to the Board of Directors on 1 January 2004.

Jennie Younger
Senior Vice President
Corporate Communications & Community Partnerships
Jennie is responsible for the Group’s internal and external communications, its image and partnerships with global communities. She joined Glaxo Wellcome in 1996 as Director of Investor Relations and was appointed to her current position in 2001. In 2004, she won the European Women of Achievement Award for Business.

Jack Ziegler
President
Consumer Healthcare
Jack is head of the global Consumer Healthcare business, which produces oral healthcare, over-the-counter medicines and nutritional healthcare products. He joined SmithKline Beecham in 1991 and in 1998 was appointed President of the Consumer Healthcare business.

Julian Heslop
Chief Financial Officer Designate
Julian Heslop will succeed John Coombe as Chief Financial Officer with effect from 1 April 2005 when he will also join the CET. Julian joined Glaxo Wellcome as Financial Controller in April 1998. Following completion of the merger he was appointed Senior Vice President, Operations Controller.

Other members
Robert Ingram continues to work part-time as Vice Chairman of Pharmaceuticals, acting as a special advisor to the Group, and attends CET meetings in that capacity.

New challenges, new thinking	GSK Annual Review 2004 19

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SUMMARY REMUNERATION REPORT for the year to 31 December 2004

Introduction

The Summary Remuneration Report sets out the annual remuneration of the Board earned in 2004, together with any gains under long-term incentive arrangements. It also describes the background and outlines the Group’s remuneration policy, together with the performance graph required by the Directors’ Remuneration Report Regulations 2002 (the Regulations).

The Remuneration Committee (the Committee) is responsible for making recommendations to the Board on the Company’s remuneration policy and, within the terms of the agreed policy, determining the total individual remuneration packages of the Executive Directors and members of the CET (Executives). The members of the Committee are set out on page 18.

The Committee has developed the remuneration policy to align executive remuneration with the interests of shareholders whilst meeting the imperative of recruiting and retaining the executive talent essential to the leadership of the Company.

The remuneration policy was finalised after undertaking an extensive consultation process with shareholders and institutional bodies during the course of 2003 and 2004.

The remuneration policy is designed to establish a framework for remuneration which is consistent with the Company’s scale and scope of operations, meets the recruitment needs of the business and is closely aligned with shareholder guidelines.

Deloitte & Touche LLP have been appointed by the Committee to provide it with independent advice on executive remuneration.

Remuneration policy

PRINCIPLES The Committee has established four core principles which underpin the new remuneration policy for GSK. These are:

•	securing outstanding executive talent;
•	pay for performance and only for performance;
•	robust and transparent governance structures; and
•	a commitment to be a leader of good remuneration practice in the pharmaceutical industry.

In formulating the policy, the Committee decided that:

•	the remuneration structure must support the business in a very competitive market place;
•	UK shareholder guidelines will be followed to the maximum extent consistent with the needs of the business and the Company would maintain a regular dialogue with shareholders;
•	global pharmaceutical companies are the primary pay comparator group;
•	performance conditions would be based on the measurable delivery of strong financial performance and the delivery of superior returns to shareholders as compared with other pharmaceutical companies;
•	a high proportion of the total remuneration opportunity will be based on performance-related remuneration, which will be delivered over the medium-term to long-term; and
•	no ex-gratia payments will be made.

Overall, the policy is intended to provide median total remuneration for median performance. Poor performance will result in total remuneration significantly below the pay comparator group median, with the opportunity to earn upper quartile total remuneration for exceptional performance.

This strong alignment with performance is demonstrably in the interests of shareholders and provides the Executives with unambiguous signals about the importance of delivering success to the Company’s shareholders.

COMMITMENT
The Committee will apply this policy on a consistent and transparent basis. Any significant change will be discussed with shareholders in advance of implementation.

PAY AND PERFORMANCE COMPARATORS
The following table sets out the companies used for pay and performance comparison:

		Market
		Capitalisation
		31.12.04
Company	Country	£m

Abbott Laboratories	US	37,840
AstraZeneca	UK	31,075
Bristol-Myers Squibb	US	25,962
Eli Lilly	US	33,448
GlaxoSmithKline	UK	71,704
Johnson & Johnson	US	98,028
Merck	US	37,123
Novartis	Switzerland	70,077
Pfizer	US	105,473
Roche Holdings	Switzerland	42,122
Sanofi-Aventis	France	57,954
Schering-Plough	US	16,016
Takeda Pharmaceutical Company	Japan	23,323
Wyeth	US	29,596

The merger of Aventis and Sanofi-Synthelabo during 2004 reduced the size of the comparator group to 13 companies and GSK. The Committee subsequently determined that for a number of reasons, including focus of operation and market capitalisation, there was no other suitable company to add to the group.

20 GSK Annual Review 2004	New challenges, new thinking

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SUMMARY REMUNERATION REPORT for the year to 31 December 2004

GSK’S EXECUTIVE REMUNERATION CONSISTS OF THE FOLLOWING COMPONENTS:

BASE SALARY
Base salaries will be set by reference to the median for the relevant market. For Executives this is the pharmaceutical pay comparator group. Base salary is the only element of remuneration that is fixed.

ANNUAL BONUS
All bonuses are determined on the basis of a formal review of annual performance against stretching financial targets based on profit before interest and tax and are subject to detailed assessment of individual, business unit and group achievements against objectives.

In setting the bonus awards for 2004, the Committee took into account the achievement of management in maintaining growth on a CER basis, whilst absorbing £1.5 billion of lost sales to generics.

LONG-TERM INCENTIVES
The remuneration policy provides that annual long-term incentive awards will normally be made up of a performance share award and a share option award. The remuneration policy places greater emphasis on the use of performance shares rather than share options.

The Committee has considered which performance conditions should be applied to the long-term incentives. The Committee concluded that it was appropriate to measure performance using a combination of absolute financial results (based on earnings per share - EPS) and the delivery of superior value to shareholders (based on Total Shareholder Return - TSR).

For the Executives, the level of performance shares vesting is based on the Company’s TSR relative to the performance comparator group over a three-year measurement period. In respect of the awards granted in 2004, if GSK is ranked at position 7 (the mid-point) of the performance comparator group, 35% of the shares will vest and if it is below that position then none of the shares will vest. Only if GSK is one of the top two companies will all of the shares vest. When determining vesting levels, the Committee will have regard for the Company’s underlying financial performance.

The share options granted in 2004 to the Executives are linked to the achievement of compound annual EPS growth in excess of the Retail Prices Index (RPI) over the performance period, which is the three years following the grant of an option.

When setting EPS targets, the Committee considers the Company’s internal projections and analysts’ forecasts for GSK’s EPS performance, as well as analysts’ forecasts for the pharmaceutical industry.

For the 2004 grant, vesting increases on a straight-line basis for EPS performance between the hurdles set out in the table below.

Annualised	Percentage of
growth in EPS	award vesting

RPI + 5%	100%
RPI + 4%	75%
RPI + 3%	50%
< RPI + 3%	0%

This performance condition is substantially consistent with UK shareholder guidelines and expectations and is demanding when compared with those operated by other global pharmaceutical companies. This is consistent with the policy of providing pay for performance and only for performance.

Performance is measured over the three financial years following the grant of an option. The Committee has decided for the 2004 grant that there will be no performance retesting, so if the performance condition is not met after the three-year period, the option will lapse.

The performance criteria relating to performance shares and share options awarded and granted prior to 2004 are given in the Annual Report 2004.

PENSIONS
The Executives participate in GSK senior executive pension plans. The pension arrangements are structured in accordance with the plans operated for Executives in the country in which the Executives are likely to retire. Benefits are normally payable at age 60, although it has been agreed that Dr Yamada will retire at age 62.

Executive Director terms and conditions

The policy regarding the Executive Directors’ contracts was the subject of extensive review and change during 2003. This resulted in a new framework for contracts for Executive Directors appointed in the future.

Dr Garnier, Mr Coombe and Dr Yamada agreed to changes in their contractual terms without compensation to bring their contractual terms broadly in line with the new contractual framework, including the reduction of contractual notice period from 24 to 12 calendar months. However, to honour certain aspects of their ‘old’ contractual terms, there are a number of individual features which will be retained. In the event of early termination by the Company, Dr Garnier and Dr Yamada would receive a cash sum equivalent to the total of their annual salary, on target bonus and pension contributions for the 12 months notice period. Mr Coombe will retire from the company on 31 March 2005.

TSR PERFORMANCE GRAPH
The graph below sets out the performance of the Company relative to the FTSE 100 index of which the Company is a constituent and, for information, to the median of the performance comparator group since the merger on 27 December 2000. The graph has been prepared in accordance with the Regulations and is not an indication of the likely vesting of awards granted under any of the Company’s incentive plans.

New challenges, new thinking	GSK Annual Review 2004 21

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SUMMARY REMUNERATION REPORT for the year to 31 December 2004

Annual remuneration

				2004	2003

				Total	Total
	Fees and	Other	Annual	annual	annual
	salary	benefits	bonus	remuneration	remuneration
Directors of GSK	000	000	000	000	000

Executive Directors
Dr JP Garnier	$1,523	$786	$2,250	$4,559	$4,570
Dr T Yamada	$725	$577	$1,001	$2,303	–
Mr J Coombe	£506	£9	–	£515	£1,237

Total Executive Directors	£1,734	£754	£1,777	£4,265	£4,024

Current Non-Executive Directors
Mr L Culp	$97	–	–	$97	$48
Sir Deryck Maughan	$57	–	–	$57	–
Dr L Shapiro	$182	–	–	$182	$179
Sir Christopher Gent	£175	–	–	£175	–
Sir Crispin Davis	£57	–	–	£57	£29
Sir Ian Prosser	£65	–	–	£65	£66
Dr R Schmitz	£72	–	–	£72	£67
Sir Robert Wilson	£66	–	–	£66	£10

Total Current Non-Executive Directors	£618	–	–	£618	£310

Former Non-Executive Directors
Mr J McArthur	$42	$18	–	$60	$102
Mr D McHenry	$42	–	–	$42	$106
Mr P Allaire	–	–	–	–	£28
Dr M Barzach	£78	–	–	£78	£107
Sir Christopher Hogg	£369	£1	–	£370	£374
Sir Roger Hurn	–	–	–	–	£50
Sir Peter Job	£57	–	–	£57	£57
Sir Richard Sykes	–	£1	–	£1	£958

Total Former Non-Executive Directors	£550	£12	–	£562	£1,701

Total Non-Executive Directors	£1,168	£12	–	£1,180	£2,011

Total remuneration	£2,902	£766	£1,777	£5,445	£6,035

Remuneration for Directors on the US payroll is reported in Dollars. Amounts have been converted to Sterling at the average exchange rates for the year.

Following the merger, those participants in the legacy schemes who elected to exchange their legacy options for options over GSK shares were granted an additional cash benefit equal to 10% of the grant price of the original option. This additional benefit is known as the Exchange Offer Incentive (EOI) and is only payable when the new option is exercised or lapses above market value. To qualify for this additional cash benefit, participants would have had to retain these options until at least the second anniversary of the effective date of the merger. During the year Dr Garnier received $335,730 (2003 – $299,311) relating to options exercised under the EOI. Those amounts are included in other benefits in the table above.

In addition to the remuneration received as a former Director, as set out above, Sir Richard Sykes received £20,417 (2003 – £49,000) for the period 1 January to 30 May 2004 relating to his appointment as Senior Advisor.

Non-Executive Directors are required to receive a significant part of their fees in the form of shares or ADSs and may also elect to invest part or all of the balance of their fees in the form of shares or ADSs. The value of these shares and ADSs at the dates of award are included in fees and salary above. These shares and ADSs are not paid out until the Director leaves the Board. Dr Barzach, Mr McHenry and Mr McArthur left the Board on 17 May 2004. Sir Christopher Hogg and Sir Peter Job left the Board on 31 December 2004. These Directors elected to receive their full entitlement on leaving the Board.

In addition to annual compensation, GSK operates share plans to provide incentives to Executive Directors to achieve longer-term growth in shareholder value. Gains under such plans are recognised on exercise or maturity of the award, but reflect value earned over a period of years. The timing of exercise is normally at the discretion of the Director. Gains in 2004 on exercise of options were: share option plans £3,618,060 (2003 – £3,097,260); long-term incentive plan £nil (2003 – £256,134); Performance Share Plan (PSP) £475,149 (2003 – £nil). Dr Garnier deferred receipt of PSPs vesting in 2004 with a value at vesting of $1,496,608. Full details of the awards granted under the Company’s share plans during 2004 may be found in the Annual Report 2004.

In 2001, following the merger, Dr Garnier, Mr Coombe and Dr Yamada were awarded a one-off special deferred bonus as members of the CET. Each was awarded an amount equivalent to his salary on 31 December 2001 and this was notionally invested in GSK shares or ADSs on 15 February 2002. The amount of the bonus vesting on 15 February 2005 was equivalent to the then value of shares or ADSs notionally acquired in February 2002 plus dividends reinvested over the period. Dr Garnier received $1,556,324, and Dr Yamada $697,663. These amounts were paid in February 2005 and are not included in the table above. Mr Coombe has waived his entitlements to the 2001 special deferred bonus of £383,924 and 2004 annual bonus of £650,370. The Company will make a contribution to the pension plan of £1,034,294 in 2005 to enhance his pension entitlement.

The accrued annual benefits under the defined benefit pension schemes operated by the Group were: Dr Garnier $1,039,718 (£541,520); Mr Coombe £345,417; and Dr Yamada $165,000 (£85,938). In addition, Dr Garnier and Dr Yamada are members of a money purchase scheme into which contributions of $66,173 (£36,160) and $82,057 (£44,840), respectively, were paid during 2004.

None of the above Directors received expenses during the year requiring separate disclosure as defined by the Regulations.

22 GSK Annual Review 2004	New challenges, new thinking

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CORPORATE GOVERNANCE

Governance and policy

THE BOARD AND CORPORATE EXECUTIVE TEAM
The Directors are listed under ‘The Board’ on page 18.

The Board is responsible for the Group’s system of corporate governance and is ultimately accountable for the Group’s activities, strategy and financial performance.

The CEO is responsible for executive management of the Group and is assisted in this by the CET. The CET meets 11 times per year and otherwise as necessary. The members and their responsibilities are listed under ‘Corporate Executive Team’ on page 19.

The Board comprises three Executive and eight Non-Executive Directors. Whilst the Board considers all of its Non-Executive Directors to be independent in character and judgement, it has determined that Dr Shapiro should not be considered as ‘independent’ under the Combined Code on Corporate Governance (‘Combined Code’). This is due to the remuneration that she receives from the Group as a member of the GSK Scientific Advisory Board.

The Board considers that Mr Culp, Sir Crispin Davis, Sir Deryck Maughan, Sir Ian Prosser, Dr Schmitz and Sir Robert Wilson are independent under the Combined Code. Sir Ian Prosser is the Senior Independent Director.

At the date of publication and throughout 2004, a majority of the Board members, excluding the Chairman, were independent Non-Executive Directors, in accordance with the recommendations of the Combined Code.

BOARD PROCESS
The Board meets at least six times a year. It has a formal schedule of matters reserved to it for decision but otherwise delegates specific responsibilities to Board committees, as described below. The Board works to an agreed business agenda in reviewing the key activities of the business, and receives papers and presentations to enable it to do so effectively. The Board considers and reviews the work undertaken by its Committees.

The Company Secretary is responsible to the Board and is available to individual Directors in respect of Board procedures. The Company Secretary is Mr Simon Bicknell who was appointed in May 2000. He is a barrister and joined the Group in 1984. He is secretary to all the Board Committees.

BOARD COMMITTEES

AUDIT COMMITTEE
The Audit Committee reviews the financial and internal reporting process, the system of internal control and management of risks and the external and internal audit process. The Committee also proposes to shareholders the appointment of the external auditors and is directly responsible for their remuneration and oversight of their work. The Committee consists entirely of independent Non-Executive Directors. It meets at least four times a year.

REMUNERATION COMMITTEE
The Remuneration Committee determines the terms of service and remuneration of the Executive Directors and members of the CET and, with the assistance of external independent advisors, it evaluates and makes recommendations to the Board on overall executive remuneration policy. The Committee consists entirely of independent Non-Executive Directors. It meets at least four times a year and otherwise as necessary.

NOMINATIONS COMMITTEE
The Nominations Committee reviews the structure, size and composition of the Board and the appointment of members of the Board and the CET, and makes recommendations to the Board as appropriate. The Committee also monitors the planning of succession to the Board and Senior Management. The Committee consists entirely of Non-Executive Directors, of whom a majority are independent, and meets at least once a year to consider succession planning and otherwise as necessary.

CORPORATE RESPONSIBILITY COMMITTEE
The Corporate Responsibility Committee consists entirely of Non-Executive Directors and provides a Board level forum for the regular review of external issues that have the potential for serious impact upon the Group’s business and reputation and the oversight of reputation management. The Committee is also responsible for annual governance oversight of the Group’s worldwide donations and community support. The Committee meets formally three times a year and otherwise as necessary.

FINANCIAL RESULTS COMMITTEE
The Financial Results Committee reviews and approves, on behalf of the Board, the Annual Report and Form 20-F, the Annual Review and the convening of the AGM, together with the preliminary and quarterly statements of trading results. Each Director is a member of the Committee and the quorum for a meeting is any three members. To be quorate, each meeting must include the Chairman or the Chairman of the Audit Committee and the CEO or the CFO. The Committee meets as necessary.

CORPORATE ADMINISTRATION & TRANSACTIONS COMMITTEE
The Corporate Administration & Transactions Committee reviews and approves matters in connection with the administration of the Group’s business, and of certain corporate transactions. The Committee consists of the Directors, CET members and the Company Secretary. The Committee meets as necessary.

REMUNERATION OF DIRECTORS
Information on the remuneration of Directors is given in the Summary Remuneration Report on pages 20 to 22.

New challenges, new thinking	GSK Annual Review 2004 23

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RESPONSIBILITY STATEMENTS

Annual Review

The Annual Review is a summary report and does not contain sufficient information to allow as full an understanding of the results and state of affairs of the Group as is provided by the Annual Report 2004. Shareholders requiring more detailed information may obtain, free of charge, a copy of the Annual Report 2004 and may also elect to receive a copy of the Annual Report in future years – refer to Shareholder information.

The Independent Auditors’ report on the full financial statements of the Group for the year ended 31 December 2004 is unqualified and does not contain any statement concerning inadequate accounting records or failure to obtain necessary information and explanations.

Summary financial statements

A columnar presentation has been adopted in the Summary consolidated profit and loss account in order to illustrate 2004 statutory performance against 2003 business performance. During the years 2000 to 2003, business performance was the primary performance measure used by management and was presented after excluding merger items, integration and restructuring costs and disposals of businesses. Management believed that exclusion of these items provided a better comparison of the way in which the business was managed and gave an indication of the performance of the Group in terms of those elements of revenue and expenditure which local management was able to influence. For 2004, with the completion of these programmes, the Group is reporting results on a statutory basis only. Growth rates are presented comparing 2004 statutory results with 2003 business performance results. Management considers that the comparison of 2004 statutory results with 2003 business performance results gives the most appropriate indication of the Group’s performance for the period under review.

In 2004, the Group adopted UITF Abstract 38 and the revised Abstract 17 relating to shares held by the ESOP Trusts and share options and awards. Comparative information for 2003 has been restated accordingly. Trading profit and profit before tax in 2003 have been reduced by £16 million and net assets at 31 December 2003 by £2,661 million.

Earnings and shareholders’ funds are also restated in accordance with US GAAP as additional information provided to US shareholders.

Statement by the Directors

The Annual Review 2004 is the Summary Directors’ report and includes the Summary financial statements of GlaxoSmithKline plc for the year ended 31 December 2004, which is published in hard-copy printed form and on the website. The Business operating review, the Summary financial statements, the Summary Remuneration Report and the Statement on corporate governance are summaries of information in the Annual Report 2004.

The Directors are responsible for the maintenance and integrity of the Annual Review on the website in accordance with the UK legislation governing the preparation and dissemination of financial statements. Access to the website is available from outside the UK, where comparable legislation may be different.

Corporate governance

The Combined Code on Corporate Governance is specified by the Listing Rules of the Financial Services Authority for the guidance of listed companies (‘Combined Code’). The Board considers that throughout 2004 and up to the date of approval of this review, GlaxoSmithKline plc applied the principles of the Combined Code and, with the exception of matters where the Company’s position is described in the Annual Report, complied with the provisions of the Combined Code, and the guidance on internal control issued by the 1998 Turnbull Committee.

The Annual Review, including Summary financial statements, has been approved by the Board of Directors and signed on its behalf by

Sir Christopher Gent
Chairman
2 March 2005

Independent auditors’ statement to the members of GlaxoSmithKline plc

We have examined the Summary financial statements which comprise the Summary consolidated profit and loss account, Summary consolidated balance sheet and Summary consolidated cash flow statement and the Summary Report of the Directors including the Summary Remuneration Report.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS
The Directors are responsible for preparing the Annual Review in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the Summary financial statements within the Annual Review with the Annual financial statements, the Report of the Directors and the Directors’ Remuneration Report, and its compliance with the relevant requirements of Section 251 of the United Kingdom Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary financial statements.

This statement, including the opinion, has been prepared for and only for the Company’s members as a body in accordance with Section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

BASIS OF OPINION
We conducted our work in accordance with Bulletin 1999/6, ‘The auditors’ statement on the Summary financial statement’ issued by the Auditing Practices Board for use in the United Kingdom.

OPINION
In our opinion the Summary financial statements are consistent with the Annual financial statements, the Report of the Directors and the Remuneration Report of GlaxoSmithKline plc for the year ended 31 December 2004 and comply with the applicable requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Embankment Place,
London,
England.
2 March 2005

24 GSK Annual Review 2004	New challenges, new thinking

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SUMMARY FINANCIAL STATEMENTS

Summary consolidated profit and loss account

2004	2003

Statutory	Growth	*	Business performance (restated)	Merger, restructuring and disposal of subsidiaries	Statutory (restated)
£m	CER%	£m	£m	£m

Turnover
Pharmaceuticals	17,146	1	18,181	–	18,181
Consumer Healthcare	3,213	3	3,260	–	3,260

Total turnover	20,359	1	21,441	–	21,441

Cost of sales	(4,309)	7	(4,188)	(356)	(4,544)
Selling, general and administrative expenditure	(7,061)	(2)	(7,579)	(18)	(7,597)
Research and development expenditure	(2,839)	8	(2,770)	(21)	(2,791)

Trading profit	6,150	(1)	6,904	(395)	6,509
Other operating income/(expenses)	(60)	(133)	–	(133)
Disposal of interests in associates	138	–	–	–
Profits of joint ventures and associates	95	93	–	93
(Loss)/profit on disposal of products and businesses	(1)	–	5	5
Net interest payable	(203)	(161)	–	(161)

Profit before taxation	6,119	2	6,703	(390)	6,313
Taxation	(1,701)	(1,838)	109	(1,729)

Profit after taxation	4,418	1	4,865	(281)	4,584
Minority interests	(114)	(94)	–	(94)
Preference share dividends	(2)	(12)	–	(12)

Earnings	4,302	1	4,759	(281)	4,478

Earnings per share (pence)	75.0	p	2	82.0	p	(4.9	p)	77.1	p

Dividends – Per share	42.0	p	41.0	p
– Total	2,402	2,374

* During the years 2000 to 2003, business performance was the primary management performance measure and was presented after excluding merger items, integration and restructuring costs and disposal of businesses. For 2004, the Group is reporting results on a statutory basis. Management considers that the comparison of 2004 statutory results and 2003 business performance gives the most appropriate indication of the group’s performance for the period.

Summary consolidated balance sheet

		2003
	2004	(restated)
	£m	£m

Fixed assets	8,945	8,575
Current assets	13,633	12,625
Creditors: amounts due within one year	(8,722)	(8,471)
Net current assets	4,911	4,154

Total assets less current liabilities	13,856	12,729

Creditors: amounts due after one year	(4,625)	(3,883)
Provisions for liabilities and charges	(3,029)	(3,042)

Net assets	6,202	5,804

Capital and reserves
Equity shareholders’ funds	5,925	5,059
Minority interests	277	745

Capital employed	6,202	5,804

Summary consolidated cash flow statement

		2003
	2004	(restated)
	£m	£m

Net cash inflow from operating activities	6,527	7,005
Dividends from joint ventures and associated undertakings	11	1
Returns on investments and servicing of finance	(252)	(231)
Taxation paid	(1,583)	(1,917)
Capital expenditure and financial investment	(1,035)	(954)
Acquisitions and disposals	(69)	(12)
Equity dividends paid	(2,475)	(2,333)
Management of liquid resources and financing	(867)	(1,586)

Increase/(decrease) in cash in the year	257	(27)

New challenges, new thinking	GSK Annual Review 2004 25

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SUMMARY INFORMATION UNDER US GAAP for the year to 31 December 2004

The following is a summary of the material adjustments to profit and shareholders’ funds which would be required if US Generally Accepted Accounting Principles (US GAAP) had been applied instead of UK GAAP.

Profit

		2003
	2004	(restated )
	£m	£m

Profit attributable to shareholders under UK GAAP	4,302	4,478
US GAAP adjustments:
Product rights and goodwill	(1,620)	(2,371)
Fixed assets	(19)	28
Inventory	(13)	–
Disposal of interests in associates and subsidiaries	(78)	–
Equity investments	(30)	(31)
Employee costs	(458)	(494)
Derivative instruments and hedging	33	(41)
Guarantor obligations	19	(21)
Restructuring	(12)	98
Taxation	651	774
Variable interest entities and minority shareholders’ put option	(43)	–

Net income under US GAAP	2,732	2,420

Basic income per share under US GAAP	47.6p	41.7p

Diluted income per share under US GAAP	47.5p	41.6p

Equity shareholders’ funds

		2003
	2004	(restated )
	£m	£m

Equity shareholders’ funds under UK GAAP	5,925	5,059
US GAAP adjustments:
Product rights and goodwill	31,976	33,638
Fixed assets	223	243
Marketable securities	49	84
Other investments	554	832
Inventory	1	–
Employee costs	(1,185)	(1,574)
Derivative instruments	(15)	26
Guarantor obligations	(2)	(21)
Restructuring	80	92
Dividends	683	808
Deferred taxation	(4,204)	(5,071)
Variable interest entities and minority shareholders’ put option	(43)	–

Shareholders’ equity under US GAAP	34,042	34,116

A summary of the material differences between UK and US GAAP that apply to the Group is set out in the Annual Report 2004.

During the year, the Group implemented FASB Staff Position (FSP) FAS 106-2, ‘Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003’ (the Act), superseding FSP 106-1. FSP 106-2 addresses the accounting implications of the Act for an entity that sponsors a post-retirement health care plan providing prescription drug benefits.

26 GSK Annual Review 2004	New challenges, new thinking

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SHAREHOLDER INFORMATION

Ordinary shares

The Company’s shares are listed on the London Stock Exchange (LSE).

REGISTRAR
The Company’s share register is administered by Lloyds TSB Registrars, which also provides the following services:

•	GlaxoSmithKline Investment Plan enables shareholders to reinvest quarterly dividends and/or make monthly investments in the Company's ordinary shares using a special dealing arrangement.

•	GlaxoSmithKline Individual Savings Account is a tax-efficient way to invest in the Company’s ordinary shares.

•	GlaxoSmithKline Corporate Sponsored Nominee provides a facility for shareholders to hold shares without the need for share certificates. Shareholders’ details will not be held on the main share register, and so will remain confidential.

•	Shareview service provides shareholders with information on their investment in the Company. Shareholders may register for this service at www.shareview.co.uk.

•	Shareview dealing service is a telephone and internet share dealing facility available to ordinary shareholders by logging on to www.shareview.co.uk/dealing or by calling 0870 850 0852.

American Depositary Shares

The Company’s shares are listed on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs) and these are evidenced by American Depositary Receipts (ADRs), each one of which represents two ordinary shares.

In general, the NYSE’s rules permit the Company to follow UK corporate governance practices instead of those that apply in the US, provided that the Company explains any significant variations. This explanation is provided on the Company’s website.

ADR PROGRAMME ADMINISTRATOR
The ADR programme is administered by The Bank of New York, which provides Global BuyDIRECT, a direct ADS purchase/sale and dividend reinvestment plan for ADR holders.

SHARE DEALING SERVICE
Hoare Govett Limited operates a postal dealing service in the Company’s ordinary shares. It enables investors to buy or sell shares at competitive commission charges. Transactions are executed and settled by Pershing Securities Limited. Further details of this service, together with purchase and sale forms, may be obtained by telephoning +44 (0) 207 661 6555.

Smith Barney, part of Citigroup, also offers a share dealing service in the Company’s ordinary shares and ADSs. Further details of this service can be obtained by contacting their offices in the UK or US (see contact details on the inside back cover for further information).

The provision of the details above are not intended to be an invitation or inducement to engage in an investment activity. Advice on share dealing, should be obtained from a stockbroker or independent financial adviser.

SHARE PRICE INFORMATION
Share price information is available on the website at www.gsk.com. Information made available on the website does not constitute part of this Annual Review. Information in the UK is also available on Ceefax, Teletext, and from FT Cityline by calling 0906 003 5694 or 0906 843 5694 (calls charged at 60p a minute plus VAT at all times).

Share buy-back programme

In October 2002, following the completion of the first £4 billion share buy-back programme announced in 2001, the Company announced plans for a new £4 billion share buy-back programme. Of this second programme £219 million was accounted for in 2002, £980 million in 2003 and £1,000 million in 2004. The programme covers purchases by the Company of shares for cancellation or to be held as Treasury shares, in accordance with the authority given by shareholders at the AGM in 2004.

In May 2004 the Company was authorised to purchase a maximum of 594.6 million shares (600 million shares in May 2003). During 2004 18 million shares were purchased for cancellation and 70 million shares were purchased to be held as Treasury shares (see Note 27 to the Financial statements, ‘Share capital and share premium account’ in the Company’s Annual Report 2004). The exact amount and timing of future purchases, and the extent to which repurchased shares will be held as Treasury shares rather than being cancelled, will be determined by the Company and is dependent on market conditions and other factors.

SmithKline Beecham plc Floating Rate Unsecured Loan Stock 1990/2010

The loan stock is not listed on any exchange but holders may require SmithKline Beecham plc to redeem their loan stock at par, i.e. £1 for every £1 of loan stock held, on the first business day of March, June, September and December. Holders wishing to redeem all or part of their loan stock should complete the notice on the back of their loan stock certificate and return it to the registrar, to arrive at least 30 days before the relevant redemption date.

Cautionary statement

Under the ‘safe harbor’ provisions of the US Private Securities Litigation Reform Act of 1995, the Company cautions investors that any forward-looking statements or projections made by the Company, including those made in this Annual Review, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group’s operations are described under ‘Legal proceedings’ and ‘Risk factors’ in the Company’s Annual Report 2004.

New challenges, new thinking	GSK Annual Review 2004 27

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SHAREHOLDER INFORMATION continued

Financial reporting

FINANCIAL REPORTING CALENDAR 2005

Announcement of 1st Quarter Results	28 April 2005

Announcement of 2nd Quarter Results	28 July 2005

Announcement of 3rd Quarter Results	27 October 2005

Preliminary Announcement of Annual Results	9 February 2006
Publication of Annual Report/Review	March 2006

RESULTS ANNOUNCEMENTS
Results Announcements are issued to the London Stock Exchange, and made available on their news service, and at the same time, or shortly afterwards, they are issued to the media, are made available on the website and are submitted to the Securities and Exchange Commission in the US and the New York Stock Exchange.

FINANCIAL REPORTS
The Company publishes an Annual Report and, for the investor not needing the full detail of the Report, an Annual Review. These are available on the GSK website. The Annual Review is sent to all shareholders on the date of publication. Shareholders may also elect to receive the Report by writing to the Company’s registrars. Alternatively, shareholders may elect to receive notification by email of the publication of financial reports by registering on www.shareview.co.uk. Copies of previous financial reports are available on the website. Printed copies can be obtained from the Registrar in the UK and from the Customer Response Center in the US.

PUBLICATIONS
This year, GSK is again producing a Corporate Responsibility Report covering performance in areas including community investment, business ethics and integrity, access to medicines, R&D and environment health and safety. The report will be published on the website at the end of March.

Share price

	2004	2003
Share price	£	£

At 1 January	12.80	11.92
High during the year	12.99	13.90
Low during the year	10.42	10.00
At 31 December	12.22	12.80
(Decrease)/Increase over year	(5)%	7%

The table above sets out the middle market closing prices derived from the London Stock Exchange Daily Official List. The Company’s share price decreased by 5% in 2004 from a price of £12.80 at 1 January 2004 to £12.22 at 31 December 2004. This compares with an increase in the FTSE 100 index of 8% during the year.

MARKET CAPITALISATION
The market capitalisation of GSK at 31 December 2004 was £72 billion. At that date GSK was the fourth largest company by market capitalisation on the FTSE index.

Dividends

GSK pays dividends quarterly.

The Board has declared dividends for 2004 as follows:

	2004	2003
Dividends per share	pence	pence

First interim – paid 1 July 2004	10	9
Second interim – paid 30 September 2004	10	9
Third interim – paid 6 January 2005	10	9
Fourth interim – payable 7 April 2005	12	14

Total	42	41

As a guide to holders of ADRs, the table below sets out the dividends paid per ADS in US dollars in the last five years. The dividends are adjusted for UK tax credit less withholding tax, where applicable, and are translated into US dollars at applicable exchange rates.

Since 6 April 1999, claims for refunds of tax credits on dividends from the UK tax authorities are of negligible benefit to US shareholders.

Year	GSK($)	GW($)	SB($)

2004	1.53	–	–
2003	1.39	–	–
2002	1.24	–	–
2001	1.11	–	–
2000	–	1.10	0.87

Dividends paid to Glaxo Wellcome and SmithKline Beecham ADR holders are expressed as dividends per GSK ADS.

DIVIDEND CALENDAR
Fourth quarter 2004

Ex-dividend date	16 February 2005
Record date	18 February 2005
Payable	7 April 2005

First quarter 2005

Ex-dividend date	11 May 2005
Record date	13 May 2005
Payable	7 July 2005

Second quarter 2005

Ex-dividend date	3 August 2005
Record date	5 August 2005
Payable	6 October 2005

Third quarter 2005

Ex-dividend date	2 November 2005
Record date	4 November 2005
Payable	5 January 2006

Annual General Meeting 2005

The Annual General Meeting will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 25 May 2005.

28 GSK Annual Review 2004	New challenges, new thinking

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Internet		Our Reports
Information for investors and about the company is available on GSK’s corporate website at www.gsk.com			ANNUAL REVIEW A review of major communication themes for 2004 and an abridged version of the financial results.

Head Office and Registered Office
GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex TW8 9GS
Tel: +44 (0)20 8047 5000
ANNUAL REPORT The full Financial statements for the year ended 31 December 2004.

United Kingdom	United States of America
Investor relations	Investor relations
980 Great West Road	One Franklin Plaza
Brentford	PO Box 7929
Middlesex TW8 9GS	Philadelphia PA 19101
Tel: +44 (0)20 8047 5557 / 5558	Tel: 1 888 825 5249 toll free
Fax: +44 (0)20 8047 7807	Tel: +1 215 751 7003 outside the USA
Fax: +1 215 751 3233
Registrar
Lloyds TSB Registrars	ADR programme administrator
The Causeway	The Bank of New York
Worthing	Shareholder Relations
West Sussex BN99 6DA	PO Box 11258
www.shareview.co.uk	Church Street Station
New York NY 10286-1258
General enquiries, Annual Report orderline	www.adrbny.com

Our Corporate Responsibility
Report may be found online at
www.gsk.com

Produced by Corporate Communications, GSK.

Design consultancy by salterbaxter.

Printed in the UK by St. Ives Direct Edenbridge Ltd. The paper used in the production of this document is made from pulps harvested from sustainable forests, also using sawmill residues and forest thinnings. It is elemental chlorine-free.

Brand names appearing in italics throughout this publication are trademarks either owned by and/or licensed to GSK or associated companies, with the exception of Boniva/Bonviva, a trademark of Roche, and Entereg, a trademark of Adolor Corporation, both of which are used under licence by the Group.

and Corporate Nominee service	Tel: 1 877 353 1154 toll free
Tel: 0870 600 3991 inside the UK	Tel: +1 610 382 7836 outside the USA
Tel: +44 (0)121 415 7067 outside the UK
Customer Response Center
Shareholder Investment Plans	Tel: 1 888 825 5249 toll free
Dividend re-investment queries
Tel: 0870 241 3018 inside the UK	Corporate share dealing facility
Tel: +44 (0)121 415 7067	Smith Barney
outside the UK – Ordinary holders	Attention: GSK Services
Tel: +44 (0)121 415 7146	53 State Street
outside the UK – Employees	39th Floor
Boston
Monthly Savings Plan enquiries	MA 02109
Tel: 0870 606 0268 inside the UK	Tel: 1 800 347 6179 toll free
Tel: +44 (0)131 527 3746 outside the UK	Tel: +1 617 589 3341 outside the USA
Fax: +1 617 589 3474
ISA enquiries	Email: TheTaylorGroup@SmithBarney.com
Tel: 0870 242 4244 inside the UK
Tel: +44 (0)190 385 4062 outside the UK

Glaxo Wellcome and SmithKline Beecham
corporate PEPs
The Share Centre Limited
Oxford House
Oxford Road
Aylesbury
Bucks HP21 8SZ
Tel: +44 (0)129 641 4144

Corporate share dealing facility
Smith Barney
Attention: GSK Services
Citigroup Centre, Level 20
Canada Square, Canary Wharf
London E14 5LB
Tel: +44 (0)20 7508 1795
Fax: +44 (0)20 7890 7281
Email: TheBalaesGroup@Citigroup.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc

(Registrant)

By:	/s/ Victoria Llewellyn

VICTORIA LLEWELLYN

Authorised Signatory for and on behalf of GlaxoSmithKline plc

Date: March 24, 2005